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FAIRFAX  News Release
STOCK SYMBOL:  FFH (TSX AND NYSE)

TORONTO, JULY 18, 2003



              FAIRFAX ANNOUNCES EXERCISE BY DEBENTURE PURCHASERS OF
                     OPTION TO ACQUIRE ADDITIONAL DEBENTURES


Fairfax Financial Holdings Limited announces that the initial purchasers of its previously announced offering of 5% convertible senior debentures due July 15, 2023 have exercised their full option to acquire US$50 million of additional debentures at a price of 100%. Net proceeds to Fairfax from the exercise of this option will be approximately US$48.7 million.

Closing of this additional debenture purchase is expected to occur on July 23, 2003. These additional debentures were sold on a private placement basis in the United States in reliance upon Rule 144A of the U.S. Securities Act of 1933.

These debentures and the subordinate voting shares issuable upon conversion will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933 and any applicable state securities laws. The debentures and the subordinate voting shares issuable upon conversion will not be qualified for sale under the securities laws of any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada, or to or for the account of any resident of Canada, except in accordance with applicable Canadian securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

                                      -30-

For further information contact:    Bradley P. Martin, Vice President,
                                    at (416) 367-4941




                       FAIRFAX FINANCIAL HOLDINGS LIMITED
          95 WELLINGTON STREET WEST, SUITE 800, TORONTO ONTARIO M5J 2N7
                   TELEPHONE 416/367 4941 TELECOPIER 367 4946